SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549


                           SCHEDULE 13G



                     WELLCO ENTERPRISES, INC.
                         (Name of Issuer)



                 Common Stock, $1.00 par value per share
                    (Title of class of securities)



                            949476 1 05
                           (CUSIP Number)


  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of l934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)>

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          CORONET INSURANCE COMPANY

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]

                                                            (b) [ ]
 3.   SEC Use Only


 4.   Citizenship or Place of Organization

          ILLINOIS

 5.   Sole Voting Power

          0 Common Shares

 6.   Shared Voting Power

          N/A

 7.   Sole Dispositive Power

          25,000 Common Shares

 8.   Shared Dispositive Power

          N/A

 9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          25,000 Common Shares

 10.  Check Box if the Aggregate Amount in Row (ll) excludes
      Certain Shares                                           [ ]


 11.  Percent of Class Represented By Amount in Row (11)

          6.94%

 12   Type of Reporting Person

          IC

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          NORMANDY INSURANCE AGENCY, INC.

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [ ]
 3.   SEC Use Only

 4.   Citizenship or Place of Organization

          ILLINOIS

 5.   Sole Voting Power

          0 Common Shares

 6.   Shared Voting Power

          N/A

 7.   Sole Dispositive Power

          25,000 Common Shares

 8.   Shared Dispositive Power

          N/A

 9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          25,000 Common Shares

 10.  Check Box if the Aggregate Amount in Row (ll) excludes
      Certain Shares                                           [ ]


 11.  Percent of Class Represented By Amount in Row (11)

          6.94%

 12.  Type of Reporting Person

          CO



 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          SUNSTATES CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [ ]

 3.   SEC Use Only


 4.   Citizenship or Place of Organization

          DELAWARE

 5.   Sole Voting Power

          0 Common Shares

 6.   Shared Voting Power

          N/A

 7.   Sole Dispositive Power

          25,000 Common Shares

 8.   Shared Dispositive Power

          N/A

 9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          25,000 Common Shares

 10.  Check Box if the Aggregate Amount in Row (ll) excludes
      Certain Shares                                          [ ]

 11.  Percent of Class Represented By Amount in Row (11)

          6.94%

 12.  Type of Reporting Person

          CO



 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          WISCONSIN REAL ESTATE INVESTMENT TRUST

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [ ]

 3.   SEC Use Only


 4.   Citizenship or Place of Organization

          WISCONSIN

 5.   Sole Voting Power

          0 Common Shares

 6.   Shared Voting Power

          N/A

 7.   Sole Dispositive Power

          25,000 Common Shares

 8.   Shared Dispositive Power

          N/A

 9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          25,000 Common Shares

 10.  Check Box if the Aggregate Amount in Row (ll) excludes
      Certain Shares                                          [ ]

 11.  Percent of Class Represented By Amount in Row (11)

          6.94%

 12.  Type of Reporting Person

          CO--COMMON LAW TRUST


 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          HICKORY FURNITURE COMPANY

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [ ]
 3.   SEC Use Only


 4.   Citizenship or Place of Organization

          DELAWARE

 5.   Sole Voting Power

          0 Common Shares

 6.   Shared Voting Power

          N/A

 7.   Sole Dispositive Power

          25,000 Common Shares

 8.   Shared Dispositive Power

          N/A

 9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          25,000 Common Shares

 11.  Percent of Class Represented By Amount in Row (11)

          6.94%

 12.  Type of Reporting Person

          CO


 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          TELCO CAPITAL CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [ ]
 3.   SEC Use Only


 4.   Citizenship or Place of Organization

          DELAWARE

 5.   Sole Voting Power

          0 Common Shares

 6.   Shared Voting Power

          N/A

 7.   Sole Dispositive Power

          25,000 Common Shares

 8.   Shared Dispositive Power

          N/A

 9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          25,000 Common Shares

 10.  Check Box if the Aggregate Amount in Row (ll) excludes
      Certain Shares                                           [ ]


 11.  Percent of Class Represented By Amount in Row (11)

          6.94%

 12.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          RDIS CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [ ]

 3.   SEC Use Only


 4.   Citizenship or Place of Organization

          DELAWARE

 5.   Sole Voting Power

          0 Common Shares

 6.   Shared Voting Power

          N/A

 7.   Sole Dispositive Power

          25,000 Common Shares

 8.   Shared Dispositive Power

          N/A

 9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          25,000 Common Shares

 10.  Check Box if the Aggregate Amount in Row (ll) excludes
      Certain Share                                            [ ]

 11.  Percent of Class Represented By Amount in Row (11)

          6.94%

 12.  Type of Reporting Person

          CO


 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          CLYDE WM. ENGLE

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [ ]
 3.   SEC Use Only


 4.   Citizenship or Place of Organization

          USA

 5.   Sole Voting Power

          0 Common Shares

 6.   Shared Voting Power

          N/A

 7.   Sole Dispositive Power

          25,000 Common Shares

 8.   Shared Dispositive Power

          N/A

 9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          25,000 Common Shares

 10.  Check Box if the Aggregate Amount in Row (ll) excludes
      Certain Shares                                           [ ]

 11.  Percent of Class Represented By Amount in Row (11)

          6.94%

 12.  Type of Reporting Person

          IN


                     Wellco Enterprises, Inc.

 Item l(b)           Address of Principal Executive Offices:

                     Georgia Avenue and Pine Street
                     P. O. Box l88
                     Waynesville, NC  28786


 Item 2(a)(b)(c)
            I.  (a)   Name of Person Filing:

                       Coronet Insurance Company

                (b)  Address of Principal Business Office

                       3500 West Peterson Avenue
                       Chicago, Illinois  60659

                (c)  Citizenship:

                     Illinois

           II.  (a)  Name of Person Filing:

                       Normandy Insurance Agency, Inc.

                (b)  Address of Principal Business Office

                       3500 West Peterson Avenue
                       Chicago, Illinois  60659

                (c)  Citizenship:

                     Illinois


          III.  (a)  Name of Person Filing:

                       Sunstates Corporation

                (b)  Address of Principal Business Office

                       4600 Marriott Drive - Suite 200
                       Raleigh, North Carolina  27612

                (c)  Citizenship:

                     Delaware

           IV.  (a)  Name of Person Filing:

                       Wisconsin Real Estate Investment Trust
                (b)  Address of Principal Business Office

                       55 E. Monroe Street-Suite 1600
                       Chicago, Illinois  60603

                (c)  Citizenship:

                     Wisconsin


             V. (a)  Name of Person Filing:

                       Hickory Furniture Company

                (b)  Address of Principal Business Office

                       55 E. Monroe Street-Suite 1600
                       Chicago, Illinois  60603

                (c)  Citizenship:

                     Delaware

            VI. (a)  Name of Person Filing:

                       Telco Capital Corporation

                (b)  Address of Principal Business Office

                       55 E. Monroe Street-Suite 1600
                       Chicago, Illinois  60603

                (c)  Citizenship:

                     Delaware


           VII. (a)  Name of Person Filing:

                       RDIS Corporation

                (b)  Address of Principal Business Office

                       55 E. Monroe Street-Suite 1600
                       Chicago, Illinois  60603

                (c)  Citizenship:

                     Delaware

         VIII.  (a)  Name of Person Filing:

                       Clyde Wm. Engle

                (b)  Address of Principal Business Office

                       55 E. Monroe Street-Suite 1600
                       Chicago, Illinois  60603

                (c)  Citizenship:

                     U.S.A.

 Item 2(d)        Title of Class Securities:

                  Common Stock

 Item 2(e)      CUSIP Number:

                  949476 1 05

 Item 3 If this statement is filed pursuant to Rules l3d- l(b), or 13d-2(b), check whether the person filing is a:

                (a) [   ]  Broker or Dealer registered under
                           Section l5 of the Act
                (b) [   ]  Bank as defined in Section 3(a)(6)
                (c) [ X ]  Insurance Company as defined in
                           section 3(a)(l9) of the Act
                (d) [   ]  Investment Company registered
                           under section 8 of the Investment
                           Company Act
                (e) [   ]  Investment Adviser registered under
                           section 203 of the Investment Advisers
                           Act of l940
                (f) [   ]  Employee Benefit Plan, Pension Fund
                           which is subject to the provisions of the Employee
                           Retirement Income Security Act of l974 or
                           Endowment Fund: see section 240.13d-(l)(b)(l)
                           (ii)(F)
                (g) [ X ]  Parent Holding Company, in accordance
                           with section 240.13d-l(b)(ii)(G)
                           (note: see Item 7)
                (h) [   ]  Group, in accordance with section 240.13d-l(b)(l)
                           (ii)(H)

 Item 4.        Ownership

                (a) Amount beneficially  Owned by Coronet Insurance Company on December 31, 1995 - 25,000 shares.

                (b)  Percent of Class

                     Approximately 6.94%

                (c)  Number of shares as to which such person has:

                  (i)         Sole power to vote or to direct the
                              vote:

                                      0

                 (ii)         shared power to vote or to direct the
                              vote:

                                      0

                 (iii)        sole power to dispose or to direct the
                              disposition of:

                                      25,000

                  (iv) shared power to dispose or to direct the disposition of:

                                      25,000

                                   All the  shares  owned by  Coronet
                                   Insurance Company, may also be deemed
                                   to be owned beneficially
                                   by the other reporting persons.

 Item 5.       Ownership of Five Percent or Less of a Class

                   No

 Item 6.       Ownership of More than Five Percent on Behalf of Another
               Person

                   Not Applicable

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By The Parent Holding Company

                   Not Applicable

 Item 8.       Identification and Classification of Members of the Group

                   Not Applicable

 Item 9.       Notice of Dissolution of Group

                   Not Applicable

 Item 10.      Certification



     By signing below the undersigned certifies that to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a part of any transaction having such purposes or effect.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                              SIGNATURES


 Dated:  February 14, 1996



                              CORONET INSURANCE COMPANY
                              NORMANDY INSURANCE AGENCY, INC.
                              SUNSTATES  CORPORATION
                              WISCONSIN REAL ESTATE INVESTMENT
                              TRUST
                              HICKORY FURNITURE COMPANY
                              TELCO CAPITAL CORPORATION
                              RDIS CORPORATION
                              CLYDE WM. ENGLE

                              By:/s/CLYDE WM. ENGLE
                                    Clyde Wm. Engle
                                    Thereunto duly authorized


                                /s/CLYDE WM. ENGLE
                                   Clyde Wm. Engle